UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Knightscope, Inc.

(Exact name of the registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-41248 (Commission File Number)	46-2482575 (I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, California	94043
(Address of principle executive offices)	(Zip code)

Apoorv S. Dwivedi EVP, Chief Financial Officer, and Secretary (650) 924-1025
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Background

Knightscope, Inc. is a Silicon Valley based, public safety innovator that designs, manufactures, and deploys our technologies to improve public safety and to protect the places people live, work, study and visit. In this specialized disclosure report, the words “we,” “us,” “our,” “the Company” and “Knightscope” refer to Knightscope, Inc., unless the context requires otherwise.

Our products include Autonomous Security Robots (“ASRs”) and Emergency Communication Devices (“ECDs”) consisting of fully integrated, solar powered wireless emergency blue light towers, blue light emergency phones, and emergency call box systems designed to provide instant connectivity to emergency services. We manufacture our products in the United States.

Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires reporting companies to disclose certain information when cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum or tungsten (collectively, the “Conflict Minerals”) are necessary to the functionality or production of a product manufactured by, or contracted to be manufactured by, such companies. For purposes of the Rule, the “Covered Countries” are the Democratic Republic of the Congo or any of its adjoining countries, which, for the period covered by this report, are the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

This Form SD covers the reporting period from January 1, 2024 to December 31, 2024.

Conflict Minerals Disclosure

During the period covered by this report, we reviewed the products that we manufacture or contract to have manufactured. This review included an analysis of the components utilized in these products to determine (i) which products may contain Conflict Minerals and (ii) the identification of the suppliers from whom we source components that may contain Conflict Minerals. Our Manufacturing Director and our EVP, Chief Financial Officer, and Secretary, along with other members of our management, were involved with this analysis and approved the scope of the analysis as well as the reasonable country of origin inquiry described below. Based upon this initial review, we determined that certain components utilized in our manufacturing processes or incorporated into our manufactured or contracted to manufacture products likely contained Conflict Minerals that were necessary to the functionality or production of such products. We determined that such components were sourced from seven suppliers during the year ended December 31, 2024.

Reasonable Country of Origin Inquiry

As a result of this initial review, we initiated a good faith reasonable country of origin inquiry as required by the Rule, reasonably designed to determine whether any of the Conflict Minerals necessary to the functionality or production of our products originated in any of the Covered Countries, or were from recycled or scrap sources. We requested that each of our suppliers complete and return an industry-standard Conflict Minerals Reporting Template (“CMRT”) created by Responsible Minerals Initiative, which includes a series of questions seeking information relating to the use and country of origin of any Conflict Minerals. We received completed CMRT responses back from three of our suppliers, and we received additional information regarding a fourth supplier’s policies regarding Conflict Minerals. We evaluated the response received, and conducted additional diligence, including follow-up questioning. We also followed up with those suppliers that did not return completed CMRT responses.

Determination

We do not have a direct relationship with smelters and refiners, nor do we perform direct audits of these smelters and refiners that provide us with Conflict Minerals through our supply chain. Certain of our suppliers submitted CMRT responses encompassing their entire supply chains, rather than focusing only on components incorporated into components used in our products. Additionally, as noted above, we did not receive complete CMRT responses from all of the suppliers we identified and contacted. As a result, after completing the reasonable country of origin inquiry described above, we were unable to determine with certainty whether any Conflict Minerals necessary to the functionality or production of our products originated in any of the Covered Countries or were from recycled or scrap sources.

Pursuant to the Public Statement issued by the Securities and Exchange Commission Division of Corporation Finance on April 7, 2017, we have only provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

This information is also available at our publicly available website at https://ir.knightscope.com/financial-information/sec-filings. The reference to our website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Knightscope, Inc.

By:	/s/ Apoorv Dwivedi
Name:	Apoorv Dwivedi
Title:	EVP, Chief Financial Officer, and Secretary

Dated: May 29, 2025